                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               SCHEDULE 13D/A
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)*

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                               Mary Lee Sparks
                          2438 Campbell Road, N.W.
                        Albuquerque, New Mexico 87104
                                505-344-0494
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                              November 18, 1998
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or
   (4), check the following box:   [__].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

   CUSIP No.   582266 10 2          13D/A                          Page 2


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mary Lee Sparks

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            196,678   See Item 5.

   8.   Shared Voting Power:          332,209   See Item 5.

   9.   Sole Dispositive Power:       196,678   See Item 5.

   10.  Shared Dispositive Power:     332,209   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      528,887   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      .8%  See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2          13D/A                          Page 3


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Anne R. Whitten

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            207,129   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:        207,129  See Item 5.

   10.  Shared Dispositive Power:            0  See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      207,129   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.3%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2          13D/A                          Page 4


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Barbara S. Federico

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            257,130   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:       257,130   See Item 5.

   10.  Shared Dispositive Power:           0   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      257,130   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.4%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2          13D/A                          Page 5


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        John W. Sparks

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            257,129   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:       257,129   See Item 5.

   10.  Shared Dispositive Power:           0   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      257,129   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.4%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2          13D/A                          Page 6


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Christina S. Duncan

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            257,128   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:       257,128   See Item 5.

   10.  Shared Dispositive Power:           0   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      257,128   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.4%      See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2          13D/A                          Page 7


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Steven L. Grissom

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:                6,250   See Item 5.

   8.   Shared Voting Power:          2,884,329   See Item 5.

   9.   Sole Dispositive Power:           6,250   See Item 5.

   10.  Shared Dispositive Power:     2,884,329 See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      2,890,579 See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                       4.6%     See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2          13D/A                          Page 8


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

             This statement also relates to options granted to Richard A. Lumpkin and Steven L. Grissom to purchase Common Stock (see Item 3).

   Item 2.   Identity and Background.

             This statement is being filed by Mary Lee Sparks, individually and as trustee or settlor, Steven L. Grissom as trustee, Christina S. Duncan, individually and as trustee, Anne R. Whitten, individually and as trustee, Barbara S. Federico, individually and as trustee, and John W. Sparks, individually and as trustee, of the respective trusts listed opposite such person's name in Item 5 below, (each, a "Reporting Person").

             The name, residence or business address and present principal occupation or employment of each of the Former CCI Shareholders (as defined in Item 5 below), including the Reporting Persons, are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Former CCI Shareholders (including the Reporting Persons) is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Except as indicated below, Mary Lee Sparks, individually, and trusts of which one or more of the respective Reporting Persons are trustees or settlor, as indicated in Item 5 below (the "Trusts"), acquired the shares of Common Stock set forth opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), on September 24, 1997 pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

             On September 24, 1997, Steven L. Grissom was granted a four year employee stock option by the Company to purchase 25,000 shares of Common Stock, at a price of $24.50 per share. This option vests in four equal installments; the option with respect to the first 6,250 shares vested on September 24, 1998.

   CUSIP No.   582266 10 2          13D/A                          Page 9


             On December 3, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 40,000 shares of Common Stock at a price of $35.25 per share. This option vests in four equal installments; the option with respect to the first 10,000 shares vested on September 25, 1998.

             On December 22, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 5,000 shares of Common Stock at a price of $34.50 per share. This option vests in four equal installments; the option with respect to the first 1,250 shares will vest on December 22, 1998.

             On December 22, 1997, Steven L. Grissom was granted an employee stock option by the Company to purchase 5,000 shares of Common Stock at a price of $24.25 per share. This option vests in four equal installments; the option with respect to the first 1,250 shares will vest on October 12, 1999.

             Pursuant to the terms of the Richard A. Lumpkin 1993 Grantor Retained Annuity Trust of which Benjamin I. Lumpkin and Elizabeth A. Lumpkin were trustees, the Trust terminated on December 31, 1997, and one-half of the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to each of the Benjamin I. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, and the Elizabeth A. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, of which Benjamin I. Lumpkin and Elizabeth L. Celio are trustees.

             Pursuant to the terms of the Mary Lee Sparks 1993 Grantor Retained Annuity Trust of which each of the other Reporting Persons was a trustee, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed directly to the beneficiaries, as indicated in Item 5, below.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust. The Grandchildren's Trusts continue to hold an aggregate of 377,698 shares of Common Stock.

             On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

             On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust.

             On October 27, 1998, an aggregate of 1,820,000 shares of Common stock were distributed by the Gallo Trusts to individual beneficiaries of the respective Trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts of which that person is sole trustee, as described under Item 5(c). The Gallo Trusts continue to hold an aggregate of 1,719,512 shares.

   CUSIP No.   582266 10 2          13D/A                          Page 10


             On November 13, 1998, Robert J. Currey resigned as a trustee under the six 1990 Personal Income Trusts established by Margaret L. Keon, the two 1990 Personal Income Trusts established by Richard Anthony Lumpkin and the four 1990 Personal Income Trusts established by Mary Lee Sparks, each dated April 20, 1990, and Steven L. Grissom became a trustee of those trusts.

   Item 4.   Purpose of Transaction.

             The Reporting Persons acquired the Common Stock for investment purposes. After the issuance of the Common Stock pur-suant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Subject to the restrictions on disposition of Common Stock which is subject to the provisions of the Stockholders' Agreements described below, any or all of the shares of Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below for a description of the Stockholders' Agreements.

   Item 5.   Interest in Securities of Issuer.

             (a) Individually and as trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below, Mary Lee Sparks beneficially owns an aggregate of 528,887 shares of Common Stock, which represents approximately .8 percent of the 63,265,321 shares of Common Stock reported by the Company as outstanding on October 30, 1998. As trustee of the respective Trust indicated opposite such Reporting Person's name below, Steven L.
   Grissom beneficially owns an aggregate of 2,890,579 shares of Common
   Stock (including 6,250 shares of Common Stock issuable upon the exercise of Mr. Grissom's employee stock option that is exercisable within 60 days), which represents approximately 4.6 percent of the shares of Common Stock outstanding on October 30, 1998. Individually and as trustee of the respective Trusts set forth opposite such Reporting Person's name below, Anne R. Whitten bene-ficially owns an aggregate of 207,129 shares of Common Stock, which represents approximately 0.3 percent of the shares of Common Stock outstanding on October 30, 1998. Barbara S. Federico beneficially owns an aggregate of 257, 130 shares of Common Stock, which represents approximately 0.4 percent of the shares of Common Stock outstanding on October 30, 1998. Christina S. Duncan beneficially owns an aggregate of 257,129 shares of Common Stock, which represents approximately 0.4 percent of the number of shares of Common Stock outstanding on October 30, 1998. John W. Sparks beneficially owns an aggregate of 257,129 shares of Common Stock, which represents approximately 0.4 percent of the shares of Common Stock outstanding on October 30, 1998.

             The former shareholders of CCI who acquired shares of Common
   Stock pursuant to the Merger Agreement or who, as described below, received distributions of shares of Common Stock prior to September
   25, 1998 (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., ("MHC"), Midwest
   CUSIP No.   582266 10 2          13D/A                         Page 11


   Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "1997 Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (the "1997 Stockholders' Agreement") and, accordingly, comprise a group (the "Stockholder Group") within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, insofar as is known to the Reporting Persons, the 1997 Principal Stockholders beneficially own a total of 35,885,883 shares of Common Stock, which represents 56.7 percent of such shares of Common Stock outstanding on October 30, 1998. In addition, the Company, IES Investments Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders (collectively, the "1998 Principal Stockholders") are parties to a Stockholders' Agreement, dated as of November 18, 1998 (the "1998 Stockholders' Agreement" and, together with the 1997 Stockholders' Agreement, the "Stockholders' Agreements").

             The following table sets forth information regarding the shares of Common Stock beneficially owned by the 1997 Principal Stockholders (including the Reporting Persons). Separately set forth below are shares beneficially owned by the Reporting Persons and others, which shares are not subject to the terms of the Stockholders' Agreements. Except as indicated, beneficial ownership by the Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each 1997 Principal Stockholder who is not a Former CCI Shareholder (the "Other 1997 Principal Stockholders") is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such Other 1997 Principal Stockholders.


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Gail Gawthrop Lumpkin   N/A                                      Sole           311,127            0.5

       Mary Lee Sparks and     Trust Agreement dated May 13,           Shared          332,209            0.5
       Steven L. Grissom          1978 f/b/o Mary Lee Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Joseph John Keon
       and investments)           III
     CUSIP No.   582266 10 2          13D/A                         Page 12


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Katherine
       and investments)           Stoddert Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Lisa Anne Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Margaret Lynley
       and investments)           Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Pamela Keon
       and investments)           Vitale

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Susan Tamara Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Benjamin Iverson
       and investments)           Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Elizabeth
       and investments)           Arabella Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Anne Romayne
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Barbara Lee
       and investments)           Sparks
     CUSIP No.   582266 10 2          13D/A                         Page 13


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Christina Louise
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o John Woodruff
       and investments)           Sparks

       Bank One, Texas NA;     Trust named for Joseph John Keon        Shared          171,291            0.3
       Richard A. Lumpkin         III created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Katherine               Shared          171,291            0.3
       Richard A. Lumpkin         Stoddert Keon created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Lisa Anne Keon          Shared           56,291            0.1
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989

       Bank One, Texas NA;     Trust named for Margaret Lynley         Shared          156,291            0.2
       Richard A. Lumpkin         Keon created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Pamela Keon             Shared          156,291            0.2
       Richard A. Lumpkin         Vitale created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Susan Tamara Keon       Shared          156,291            0.2
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989
     CUSIP No.   582266 10 2          13D/A                         Page 14


	 Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Trust named for Benjamin Iverson        Shared          310,965            0.5
       Richard A. Lumpkin         Lumpkin created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Elizabeth               Shared          310,965            0.5
       Richard A. Lumpkin         Arabella Lumpkin created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Anne Romayne            Shared          94,959             0.2
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Barbara Lee             Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Christina Louise        Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for John Woodruff           Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared          48,328             0.1
       and Elizabeth L.        Trust under the Richard Anthony
       Celio                   Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared          48,328             0.1
       and Elizabeth L.        Trust under the Richard Anthony
       Celio                   Lumpkin 1993 Grantor Retained
                               Annuity Trust

     CUSIP No.   582266 10 2          13D/A                         Page 15

         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Mary Lee Sparks         N/A                                      Sole           196,678            0.3


       Anne R. Whitten         N/A                                      Sole           22,359             0.0

       Barbara L. Federico     N/A                                      Sole           22,360             0.0

       Christina L. Duncan     N/A                                      Sole           22,359             0.0

       John W. Sparks          N/A                                      Sole           22,360             0.0

       Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
       (settlor and trustee)      May 13, 1978

       Pamela K. Vitale and    Joseph J. Keon, III Holdback            Shared          16,057             0.0
       Joseph J. Keon III      Trust under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale and    Katherine S. Keon Holdback Trust        Shared          16,057             0.0
       Joseph J. Keon III      under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale        N/A                                      Sole           16,058             0.0

       Liese A. Keon           N/A                                      Sole           16,058             0.0

       Susan T. DeWyngaert     N/A                                      Sole           16,058             0.0

       Margaret Lynley Keon    N/A                                      Sole           16,058             0.0

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Joseph John Keon III dated
                                  April 20, 1990

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Katherine Stoddert Keon
                                  dated April 20, 1990

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Lisa Anne Keon dated
                                  April 20, 1990

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Margaret Lynley Keon dated
                                  April 20, 1990
     CUSIP No.   582266 10 2          13D/A                         Page 16


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Pamela Keon Vitale dated
                                  April 20, 1990

       Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Susan Tamara Keon
                                  DeWyngaert dated April 20,
                                  1990

       Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Benjamin Iverson
                                  Lumpkin dated April 20, 1990

       Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Elizabeth Arabella
                                  Lumpkin dated April 20, 1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Anne Romayne Sparks dated
                                  April 20, 1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Barbara Lee Sparks dated
                                  April 20, 1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Christina Louise Sparks
                                  dated April 20, 1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of John Woodruff Sparks dated
                                  April 20, 1990

       Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822             0.0
       Richard A. Lumpkin         under the Trust Agreement
       (power to direct vote      dated February 6, 1970
       and investments)
     CUSIP No.   582266 10 2          13D/A                         Page 17


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
       Richard A. Lumpkin         the Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
       Richard A. Lumpkin         Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)
       The Lumpkin             N/A                                      Sole           204,049            0.3
       Foundation

       Richard A. Lumpkin      N/A                                      Sole            11,250<F1>        0.0

       Steven L. Grissom       N/A                                      Sole             6,250<F2>        0.0

   <F1> Consists of 10,000 shares underlying option that will be exercisable on
   December 22, 1998 and 1,250 shares underlying presently exercisable option.

   <F2> Consists of 6,250 shares underlying presently exercisable options.

     The following shares of Common Stock are beneficially owned by the Other 1997 Principal Stockholders:


                                                                     Voting and       Number of       Percent of
          Other Principal                                           Dispositive       Shares of       Outstanding
           Stockholders                      Trust                     Powers       Common Stock     Common Stock

       Clark E. McLeod and     N/A                                    Sole and        9,330,734          14.8
       Mary E. McLeod                                                  Shared

       IES Investments, Inc.   N/A                                      Sole         10,245,457          16.3

       MHC Investment          N/A                                      Sole          8,068,866          12.8
       Company

            In addition to the shares of Common Stock listed above that are held subject to the 1997 Stockholders Agreement, the 1998
   Stockholders Agreement or both, the following shares, which were transferred after September 24, 1998 are not subject to the provisions of either of the Stockholders' Agreements:


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
         Reporting Person                    Trust                     Powers       Common Stock     Common Stock

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT        Sole           84,769             0.1
                                       dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT         Sole           84,769             0.1
                                       dated October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 18


                                                                    Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
         Reporting Person                    Trust                     Powers       Common Stock     Common Stock

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT             Sole           69,769             0.1
                                       dated October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated        Sole           69,769             0.1
                                       October 27, 1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998                Sole           84,769             0.1
                                       NIM-CRUT dated
                                       October 27, 1998

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse          Sole           84,769             0.1
                                       CRUT dated October 27,
                                       1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT        Sole           84,770             0.1
                                       dated October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated            Sole           184,769            0.3
                                       October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse          Sole           234,770            0.4
                                       CRUT dated October 27,
                                       1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse              Sole           184,770            0.3
                                       NIM-CRUT dated
                                       October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse               Sole           75,000             0.1
                                       NIM-CRUT dated
                                       October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT          Sole           159,769            0.3
                                       dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse          Sole           234,769            0.4
                                       CRUT dated October 27,
                                       1998


      (b) The number of shares of Common Stock which Mary Lee Sparks has:

     (i)   sole power to vote or direct the vote        196,678

     (ii)  shared power to vote or direct the vote    332,209

     (iii) sole power to dispose or direct the disposition 196,678
   CUSIP No.   582266 10 2          13D/A                         Page 19


     (iv)  shared power to dispose or direct the disposition  332,209

        The number of shares of Common Stock which Anne R. Whitten has:

     (i)   sole power to vote or direct the vote      207,129

     (ii)  shared power to vote or direct the vote    0

     (iii) sole power to dispose or direct the disposition  207129

     (iv)  shared power to dispose or direct the disposition  0

        The number of shares of Common Stock which Barbara S. Federico has:

     (i)   sole power to vote or direct the vote      257,130

     (ii)  shared power to vote or direct the vote    0

     (iii) sole power to dispose or direct the disposition  257,130

     (iv)  shared power to dispose or direct the disposition  0

        The number of shares of Common Stock which John W. Sparks has:

     (i)   sole power to vote or direct the vote       257,129

     (ii)  shared power to vote or direct the vote     0

     (iii) sole power to dispose or direct the disposition  257,129

     (iv)  shared power to dispose or direct the disposition   0

        The number of shares of Common Stock which Christina S. Duncan has:

     (i)   sole power to vote or direct the vote       257,128

     (ii)  shared power to vote or direct the vote     0

     (iii) sole power to dispose or direct the disposition   257,128

     (iv)  shared power to dispose or direct the disposition   0


        The number of shares of Common Stock which Steven L. Grissom has:

     (i)   sole power to vote or direct the vote          6,250

     (ii)  shared power to vote or direct the vote    2,884,329
   CUSIP No.   582266 10 2          13D/A                         Page 20


     (iii) sole power to dispose or direct the disposition        6,250

     (iv)  shared power to dispose or direct the disposition  2,884,329

      (c) The Reporting Persons and other Former CCI Shareholders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement. Effective December 31, 1997, an aggregate of 282,440 shares of the Common Stock were distributed upon termination of three 1993 Grantor Retained Annuity Trusts to certain Former CCI Shareholders as follows:



           Distributing Trust                        Number of                           Distributee
                                                       Shares

       Richard Anthony Lumpkin 1993 Grantor            48,328      Benjamin I. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Richard Anthony Lumpkin 1993 Grantor            48,328      Elizabeth A. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust
       Mary Lee Sparks 1993 Grantor Retained           22,359      Anne R. Whitten
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      Barbara L. Federico
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Christina L. Duncan
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      John W. Sparks
       Annuity Trust
       Margaret L. Keon 1993 Grantor Retained          16,057      Joseph J. Keon, III Holdback Trust under the
       Annuity Trust                                               Margaret L. Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Katherine S. Keon Holdback Trust under the Margaret L.
       Annuity Trust                                               Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Pamela K. Vitale
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Liese A. Keon
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Susan T. DeWyngaert
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Margaret Lynley Keon
       Annuity Trust

/TABLE

   CUSIP No.   582266 10 2          13D/A                         Page 21


      On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

      On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that Trust.

      On October 27, 1998, an aggregate of 1,820,000 shares of Common Stock were distributed by various trusts created under the Mary Green Gallo Trust Agreement dated December 29, 1989, to individual beneficiaries of the respective trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts as follows:



                                                    Number of                                    Trust Receiving
                   Distributing Trust                Shares         Beneficiary                    Contribution

       Trust named for Benjamin Iverson Lumpkin      100,000    Benjamin I. Lumpkin   Benjamin I. Lumpkin 1998 NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Elizabeth Arabella            100,000    Elizabeth L. Celio    Elizabeth L. Celio 1998 NIM-CRUT
       Lumpkin created under the Mary Green                                           dated October 27, 1998
       Gallo Trust Agreement dated December 29,
       1989

       Trust named for Joseph John Keon III          85,000     Joseph J. Keon III    Joseph J. Keon III 1998 CRUT dated
       created under the Mary Green Gallo Trust                                       October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Katherine Stoddert Keon       85,000     Katherine S. Keon     Katherine S. Keon 1998 CRUT dated
       created under the Mary Green Gallo Trust                                       October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Margaret Lynley Keon          100,000    Margaret Lynley       Margaret Lynley Keon 1998 NIM-CRUT
       created under the Mary Green Gallo Trust                 Keon                  dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Susan Tamara Keon created     100,000    Susan K. DeWyngaert   Susan K. DeWyngaert 1998 Spouse CRUT
       under the Mary Green Gallo Trust                                               dated October 27, 1998
       Agreement dated December 29, 1989
       Trust named for Pamela Keon Vitale            100,000    Pamela K. Vitale      Pamela K. Vitale 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989
     CUSIP No.   582266 10 2          13D/A                         Page 22


                                                    Number of                                    Trust Receiving
                   Distributing Trust                Shares         Beneficiary                    Contribution

       Trust named for Lisa Anne Keon created        200,000    Liese A. Keon         Liese A. Keon 1998 CRUT dated
       under the Mary Green Gallo Trust                                               October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Barbara Lee Sparks            250,000    Barbara S. Federico   Barbara S. Federico 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Anne Romayne Sparks           200,000    Anne S. Whitten       Anne S. Whitten 1998 Spouse NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for John Woodruff Sparks          75,000     John W. Sparks        John W. Sparks 1998 Spouse NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for John Woodruff Sparks          175,000    John W. Sparks        John W. Sparks 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Christina Louise Sparks       250,000    Christina S. Duncan   Christina S. Duncan 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989


          On November 5, 1998, the newly created charitable remainder unitrusts described above, together with the Foundation, sold an aggregate of 100,000 shares of Common Stock in market transactions pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"). On November 6, 1998, the newly created charitable remainder unitrusts described above, together with the Foundation, sold an aggregate of 98,000 shares of Common Stock in market transactions pursuant to Rule 144. These transactions are further described below:


                                                                                      Number of
                                                                      Date of         Shares of        Price per
         Reporting Person                    Trust                  Transaction     Common Stock     Share or Unit

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/05/98          4,615            35.75
                                  dated October 27, 1998

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/05/98          3,077            35.50
                                  dated October 27, 1998

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          3,846            35.00
                                  dated October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 23


                                                                                      Number of
                                                                      Date of         Shares of        Price per
         Reporting Person                    Trust                  Transaction     Common Stock     Share or Unit

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          1,923            35.25
                                  dated October 27, 1998

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          1,539            35.50
                                  dated October 27, 1998

       Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98           231             36.50
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/05/98         4,615             35.75
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/05/98         3,077             35.50
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          3,847            35.00
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          1,923            35.25
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          1,538            35.50
                                  dated October 27, 1998

       Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98           231             36.50
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/05/98          4,615            35.75
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/05/98          3,077            35.50
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          3,846            35.00
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          1,924            35.25
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          1,538            35.50
                                  dated October 27, 1998

       Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98           231             36.50
                                  dated October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/05/98          4,615            35.75
                                  October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/05/98          3,077            35.50
                                  October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 24


                                                                                      Number of
                                                                      Date of         Shares of        Price per
         Reporting Person                    Trust                  Transaction     Common Stock     Share or Unit

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          3,846            35.00
                                  October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          1,923            35.25
                                  October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          1,539            35.50
                                  October 27, 1998

       Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98           231             36.50
                                  October 27, 1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/05/98          4,616            35.75
                                  NIM-CRUT dated October 27,
                                  1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/05/98          3,077            35.50
                                  NIM-CRUT dated October 27,
                                  1998
       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          3,846            35.00
                                  NIM-CRUT dated October 27,
                                  1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          1,923            35.25
                                  NIM-CRUT dated October 27,
                                  1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          1,538            35.50
                                  NIM-CRUT dated October 27,
                                  1998

       Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98           231             36.50
                                  NIM-CRUT dated October 27,
                                  1998
       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/05/98          4,616            35.75
                                  CRUT dated October 27, 1998

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/05/98          3,077            35.50
                                  CRUT dated October 27, 1998

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          3,846            35.00
                                  CRUT dated October 27, 1998

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          1,923            35.25
                                  CRUT dated October 27, 1998

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          1,538            35.50
                                  CRUT dated October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 25


                                                                                      Number of
                                                                      Date of         Shares of        Price per
         Reporting Person                    Trust                  Transaction     Common Stock     Share or Unit

       Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98           231             36.50
                                  CRUT dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/05/98          4,615            35.75
                                  dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/05/98          3,077            35.50
                                  dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          3,846            35.00
                                  dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          1,923            35.25
                                  dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          1,538            35.50
                                  dated October 27, 1998

       Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98           231             36.50
                                  dated October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/05/98          4,616            35.75
                                  October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/05/98          3,077            35.50
                                  October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          3,846            35.00
                                  October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          1,923            35.25
                                  October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          1,538            35.50
                                  October 27, 1998

       Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98           231             36.50
                                  October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/05/98          4,615            35.75
                                  CRUT dated October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/05/98          3,077            35.50
                                  CRUT dated October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          3,846            35.00
                                  CRUT dated October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          1,923            35.25
                                  CRUT dated October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 26


                                                                                      Number of
                                                                      Date of         Shares of        Price per
         Reporting Person                    Trust                  Transaction     Common Stock     Share or Unit

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          1,538            35.50
                                  CRUT dated October 27, 1998

       Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98           231             36.50
                                  CRUT dated October 27, 1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/05/98          4,615            35.75
                                  NIM-CRUT dated October 27,
                                  1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/05/98          3,077            35.50
                                  NIM-CRUT dated October 27,
                                  1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          3,846            35.00
                                  NIM-CRUT dated October 27,
                                  1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          1,923            35.25
                                  NIM-CRUT dated October 27,
                                  1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          1,539            35.50
                                  NIM-CRUT dated October 27,
                                  1998

       Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98           230             36.50
                                  NIM-CRUT dated October 27,
                                  1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/05/98          4,615            35.75
                                  dated October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/05/98          3,077            35.50
                                  dated October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          3,846            35.00
                                  dated October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          1,923            35.25
                                  dated October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          1,539            35.50
                                  dated October 27, 1998

       John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98           231             36.50
                                  dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/05/98          4,616            35.75
                                  CRUT dated October 27, 1998
     CUSIP No.   582266 10 2          13D/A                         Page 27


       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/05/98          3,076            35.50
                                  CRUT dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          3,847            35.00
                                  CRUT dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          1,923            35.25
                                  CRUT dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          1,539            35.50
                                  CRUT dated October 27, 1998

       Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98           230             36.50
                                  CRUT dated October 27, 1998

       The Lumpkin             N/A                                    11/05/98          4,616            35.75
       Foundation

       The Lumpkin             N/A                                    11/05/98          3,077            35.50
       Foundation
       The Lumpkin             N/A                                    11/06/98          3,846            35.00
       Foundation

       The Lumpkin             N/A                                    11/06/98          1,923            35.25
       Foundation

       The Lumpkin             N/A                                    11/06/98          1,539            35.50
       Foundation



          Except for these transactions, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other
   1997 Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.
   CUSIP No.   582266 10 2          13D/A                         Page 28


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The 1997 Principal Stockholders (including the Reporting Persons) and the Company have, with respect to the respective shares of capital stock of the Company owned by each such 1997 Principal Stockholder (exclusive of shares transferred to such stockholder after September 24, 1998), (exclusive of shares transferred to such stockholder after September 24, 1998), entered into the 1997 Stockholders' Agreement, effective September 24, 1997. Pursuant to the 1997 Stockholders' Agreement, each of the distributees of shares from a 1993 Grantor Retained Annuity Trust (as described in Item 5(c) above) and Gail Gawthrop Lumpkin have agreed, as a condition to the transfer of the shares, to be bound by the terms of the 1997 Stockholders' Agreement. The 1997 Stockholders' Agreement provides that each 1997 Principal Stockholder, for so long as such 1997 Principal Stockholder owns at least 10% (treating Richard A. Lumpkin and the other Former CCI Shareholders as a single 1997 Principal Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such 1997 Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the other Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

      The 1997 Stockholders' Agreement also provides that, for a period which ended September 24, 1998, subject to certain exceptions, the 1997 Principal Stockholders (including the Reporting Persons) would not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

      The foregoing description of the 1997 Stockholders' Agreement is qualified in its entirety by reference to the 1997 Stockholders' Agreement which was filed as an exhibit to the original filing of this Schedule and is incorporated herein by reference.
   CUSIP No.   582266 10 2          13D/A                         Page 29


      The 1998 Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such 1998 Principal Stockholder, entered into the 1998 Stockholders' Agreement, effective November 18, 1998.

      The 1998 Stockholders' Agreement provides that until December 31, 2001 (the "Expiration Date"), the 1998 Principal Stockholders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, ("Transfer"), any equity securities of the Company, or any other securities convertible into or exercisable for such equity securities, beneficially owned by such 1998 Principal Stockholder without receiving the prior written consent of the Board of Directors of the Company, except for certain permitted transfers as provided under the 1998 Stockholders' Agreement. The 1998 Stockholders' Agreement further provides that the Board of Directors shall determine on a quarterly basis commencing with the quarter ending December 31, 1998 and ending on the Expiration Date, the aggregate number, if any, of shares of Common Stock (not to exceed in the aggregate 150,000 shares per quarter) that the 1998 Principal Stockholders may Transfer during certain designated trading periods following the release of the Company's quarterly or annual financial results.

      The 1998 Stockholders' Agreement provides that to the extent the Board of Directors grants registration rights to a Principal Stockholder in connection with a Transfer of securities of the Company by such Principal Stockholder, it will grant similar registration rights to the other parties as set forth in the 1998 Stockholders' Agreement. In addition, the 1998 Stockholders' Agreement provides that the Board of Directors shall determine on an annual basis commencing with the year ending December 31, 1999 and ending on the Expiration Date (each such year, an "Annual Period"), the aggregate number, if any, of shares of Common Stock (not to exceed in the aggregate on an annual basis a number of shares equal to 15% of the total number of shares of Common Stock beneficially owned by the 1998 Principal Stockholders as of December 31, 1998) (the "Registrable Amount"), to be registered by the Company under the Securities Act, for Transfer by the 1998 Principal Stockholders. The 1998 Stockholders' Agreement also provides that in any underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of shares of Common Stock of the 1998 Principal Stockholders), the Company will give written notice of such offering to the 1998 Principal Stockholders and will undertake to register the shares of Common Stock of such parties up to the Registrable Amount, if any, as determined by the Board. The 1998 Stockholders' Agreement provides that the Company may subsequently determine not to register any shares of the 1998 Principal Stockholders under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed.
   CUSIP No.   582266 10 2          13D/A                         Page 30


      The 1998 Stockholders' Agreement terminates on the Expiration Date. In addition, if during any Annual Period the Company has not provided a 1998 Principal Stockholder a reasonable opportunity to Transfer pursuant to the registration of securities under the Securities Act or pursuant to certain other provisions of the 1998 Stockholders' Agreement on the terms therein specified an aggregate number of shares of Common Stock equal to not less than 15% of the total number of shares of Common Stock beneficially owned by such 1998 Principal Stockholder as of December 31, 1998, then such 1998 Principal Stockholder may terminate the 1998 Stockholders' Agreement as applied to such 1998 Principal Stockholder within 10 business days following the end of any such Annual Period.

      The 1998 Stockholders' Agreement also contains provisions relating to the designation and election of directors to the Company's Board of Directors which provisions take effect on the terms and under the circumstances specified therein.

      The foregoing description of the 1998 Stockholders' Agreement is qualified in its entirety by reference to the 1998 Stockholders' Agreement which was filed as an exhibit to the Company's Current Report on Form 8-K, filed on November 19, 1998, and is incorporated herein by reference.

      On May 20, 1998, Steven L. Grissom entered into a contract with CIBC Oppenheimer Corp. for the sale of an option to purchase 500 shares of Common Stock, exercisable on January 15, 1999.

      Steven L. Grissom participates in the Company's Employee Stock Pur-chase Plan and anticipates the right to acquire in January 1999 $22,500 in value of Common Stock at a purchase price per share to be determined pursuant to such plan.


   Item 7.  Materials to be Filed as Exhibits.

      1. Stockholders' Agreement dated as of June 14, 1997, among the Company, Former CCI Shareholders, (including the Reporting Persons), IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

      2. Stockholders' Agreement, dated as of November 18, 1998, among the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto. (Incorporated by reference to the Exhibit 99.1 of the Company's Current Report on Form 8-K, filed on November 19, 1998.)

      3. Joint Filing Agreement set forth below.


                           JOINT FILING AGREEMENT

      By signing this Schedule 13D/A below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Amendment to Schedule 13D is filed on behalf of each Reporting Person.
   CUSIP No.   582266 10 2          13D/A                         Page 31


            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: November 20, 1998



            Mary Lee Sparks



            Anne R. Whitten



            Barbara S. Federico



            Christina S. Duncan



            John W. Sparks



            Steven L. Grissom
   CUSIP No.   582266 10 2          13D/A                         Page 32


                                 SCHEDULE A

     The following information sets forth the name, business or residence address and present principal occupation of the Former CCI Shareholders (including the Reporting Persons) and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D/A, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.


             Name                             Occupation                            Address

       Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                               Philadelphia, Pennsylvania 19106

       Christina L. Duncan                 Homemaker; (Director of the         194 North Bald Hill Road
       (aka Christina Sparks Duncan)       Foundation)                         New Canaan, Connecticut 06840

       Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
       (aka Barbara Sparks Federico)                                           Ashville, New York 14710

       Steven L. Grissom                   Treasurer of Illinois               Consolidated Communications/
                                           Consolidated Telephone Company      McLeodUSA
                                                                               121 South 17th Street
                                                                               Mattoon, Illinois 61938

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                               7300 Sears Tower
                                                                               Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941

       Liese A. Keon                       Management Consultant               2868 South Lakeridge Trail
                                                                               Boulder, Colorado 80302

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941

       Margaret Lynley Keon                Investment Banker                   56 Bourne St.
                                                                               London, England SW1W8JD

       Benjamin I. Lumpkin                 Graduate Student                    1316 West Howard St., #1
                                                                               Chicago, Illinois  60626
       Elizabeth L. Celio (aka             Graduate Student; (Director of      815 Columbian
       Elizabeth A. Lumpkin)               the Foundation)                     Oak Park, Illinois 60302
     CUSIP No.   582266 10 2          13D/A                         Page 33


             Name                             Occupation                            Address

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction          Albuquerque, New Mexico 87105
       Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                           President of the Foundation)        Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941

       Anne R. Whitten                     Homemaker                           38 Goodhue Road
       (aka Anne Sparks Whitten)                                               Windham, New Hampshire 03087